

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Peter Chapman
Executive Vice President and Chief Financial Officer
HBT Financial, Inc.
401 North Hershey Rd
Bloomington, Illinois 61704

> **Re: HBT Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39085**

Dear Peter Chapman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance